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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Financial Network

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Sawyer Road
(No. and Street)

Waltham (City) Massachusetts (State) 02453-3483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Ims 781.529.9118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor (Address) Boston (City) Massachusetts (State) 02109 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

PuBlic

OATH OR AFFIRMATION

I, Paul J Ims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Financial Network, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public



EMILY DENNESEN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires On
July 11, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


COMMONWEALTH financial network

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2018

(Public)

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Commonwealth Financial Network^{SM}
A Registered Service Mark for Commonwealth Equity Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition Commonwealth Financial Network^{SM} (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2007.

Marcum LLP

Boston, MA
February 21, 2019

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

		2018
Assets		
Cash and cash equivalents	$	92,772,850
Restricted cash equivalents		3,538,869
Receivables:		
Brokers and clearing organizations		30,608,057
Employees and registered representatives		60,573,541
Other		86,779
Securities owned, at fair value		92,234,730
Property and equipment, net		12,547,877
Deferred tax assets		2,968,121
Other assets		17,710,310
Deposits with clearing organizations		50,000
Total Assets	$	313,091,134
Liabilities and Member's Equity		
Accrued liabilities	$	27,103,509
Accrued deferred compensation		80,900,142
Payables:		
Brokers and clearing organizations		6,864,701
Trade and reimbursements		7,102,356
Subordinated borrowings - related parties		130,155,000
Other liabilities		613,972
Income tax payable		8,028
Total Liabilities		252,747,708
Commitments and contingencies (Note 10)		
Member's Equity		
Member's Units-100 issued and outstanding		60,343,426
Total Member's Equity		60,343,426
Total Liabilities and Member's Equity	$	313,091,134

The accompanying notes are an integral part of The Statement of Financial Condition.

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network[SM] is a Registered Service Mark of Commonwealth Equity Services, LLC ("Commonwealth" or the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer and registered investment advisor that is the "home office" for its national network of independent registered representatives and independent advisor representatives. These representatives (advisors) are licensed to sell securities through the Company by the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA and with the Securities and Exchange Commission (the "SEC"). The Company is also subject to regulation by the U.S. Commodity Futures Trading Commission (the "CFTC") and the National Futures Association. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraphs (k)(2)(i) and (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

On August 1, 2017 Commonwealth Equity Services, Inc. ("Commonwealth, Inc."), underwent a corporate reorganization (the "2017 Reorganization") whereby it converted its corporate structure from a Massachusetts S-corporation into a Massachusetts limited liability company, which resulted in a name change to Commonwealth Equity Services, LLC. The 2017 Reorganization was approved by FINRA. As part of the 2017 Reorganization, the shareholders of Commonwealth, Inc. contributed all of their outstanding shares to CFN Holding Company, Inc. (the "CFN Holding"), an entity newly formed as a Massachusetts S-corporation. CFN Holding received 100 units representing 100 percent ownership in Commonwealth at the time of conversion. The rights, privileges, powers and obligations of Commonwealth, Inc. were vested in the new limited liability company as of the date of the conversion. Concurrently, CFN Holding contributed the 100 units in Commonwealth to CFN Ventures, LLC ("Ventures"), a Delaware limited liability company, in exchange for units representing 100 percent ownership in Ventures. Ventures simultaneously contributed the 100 units in Commonwealth to 1979 Holding Company, LLC ("1979 Holding"), a Delaware limited liability company, in exchange for units representing 100 percent ownership in 1979 Holding. As a result of these transfers, 1979 Holding is the 100% direct owner of Commonwealth.

On November 2, 2018, further changes were made to the corporate organization structure that changed the intermediary ownership of the Company (the "2018 Reorganization").

NOTE 1 – NATURE OF BUSINESS (CONTINUED)

As a part of the 2018 Reorganization, CFN Holding converted from a Massachusetts S-corporation into a Massachusetts limited liability company, with Level Above, LLC ("Level Above"), a newly-formed Delaware single-member limited liability company, holding a 99.99% membership interest in CFN Holding and Odd Couple, Inc. ("OCI"), a newly-formed Delaware C-corporation, holding 0.01% ownership interest in CFN Holding. Both Level Above and OCI are wholly-owned by Gratitude Holdings, Inc. ("Gratitude"), a newly-formed Massachusetts S-corporation. Gratitude is under the same common ownership that CFN Holding was prior to the 2018 Reorganization and that Commonwealth, Inc. was prior to the 2017 Reorganization.

Neither the 2017 Reorganization nor the 2018 Reorganization resulted in changes to management personnel, business lines, operations or supervisory structure of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

LEASES

In February 2016, the FASB issued ASU 2016-02. The standard update was issued to increase transparency and comparability for the accounting of lease transactions. The update requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. The guidance also requires enhanced disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. The standard is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. The Company plans to adopt the standard prospectively as of January 1, 2019 with a cumulative-effect adjustment to the opening balance of member's equity, which will be immaterial. It will, however result in a gross up of the statement of financial condition due to recognition of right-of-use assets and lease liabilities related to leases of office space. These amounts will be based on the present value of the Company's remaining operating lease payments.

FINANCIAL INSTRUMENTS – CREDIT LOSSES – MEASUREMENT OF CREDIT LOSSES ON FINANCIAL INSTRUMENTS

In June 2016, the FASB updated ASU 2016-13, the accounting standards related to accounting for credit losses on certain types of financial instruments. The update replaces the current incurred loss model for estimating credit losses with a new model that requires an entity to estimate the credit losses expected over the life of the asset.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

FINANCIAL INSTRUMENTS – CREDIT LOSSES – MEASUREMENT OF CREDIT LOSSES ON FINANCIAL INSTRUMENTS (CONTINUED)

Generally, the initial estimate of the expected credit losses and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2019.

Early adoption will be permitted for interim and annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of the standard on its consolidated results of operations and financial condition.

SECURITIES OWNED

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are recorded at fair value with the resulting net unrealized gains and losses reflected in current operations.

FAIR VALUE MEASUREMENT

The Company conducts its principal trading through three designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second and third accounts are used to facilitate fixed income trading for two advisors and may carry positions overnight. These securities are normally held in the account for no longer than thirty days and are recorded at fair value.

The Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENT (CONTINUED)

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure Fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible; therefore, no allowance for doubtful accounts has been provided for.

CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with a maturity at the date of purchase of ninety days or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years, or more. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. All capitalized internal use software development costs are amortized using the straight-line method over the estimated useful life, ranging from three to five years, once placed in service.

INCOME TAXES

The Company is considered a disregarded entity for tax purposes. Gratitude reports its allocable share of income from the Company and files its tax return as an S Corporation. The federal taxable income of Gratitude is reported on the tax returns of its shareholders. Gratitude is liable for state taxes levied on S Corporations in various jurisdictions. The Company records a state income tax provision to the extent that these liabilities are created by income generated by the Company.

The Company recognizes deferred tax liabilities and assets for expected future state income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED COMPENSATION

The Company recognizes the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2018:

	Assets at Fair Value as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Debt Securities				
Municipal bonds	$ --	$ 7,854,822	$ --	$ 7,854,822
Corp bonds	--	12,003	--	12,003
REITs	--	517,529	--	517,529
Equities				
Mutual funds	49,446,360	--	--	49,446,360
Fixed income mutual funds	34,404,016	--	--	34,404,016
Total Securities Owned	$ 83,850,376	$ 8,384,354	$ --	$ 92,234,730

Investments in mutual funds, including money market mutual funds, are generally priced at the ending net asset value (NAV) provided by the service agent of the funds. These securities will be categorized as Level 1 securities.

NOTE 3– FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds will be categorized in Level 2 of the fair value hierarchy.

Investments in REITs are generally valued based on external broker quotes using external price/spread data. If external price data is not observable, the valuation is either based on prices of comparable securities or based on the net asset value (NAV) as published by the REIT managers. Investments in REITs are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

Corporate bonds when valued using market quotations in an active market, will be categorized as Level 1 securities. However, they may be valued on the basis of prices furnished by a pricing service when the Company believes such prices more accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. These securities will generally be categorized as Level 2 securities. If the Company decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service, or when certain restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Company. These securities will be categorized as Level 3 securities.

NOTE 4 – RECEIVABLE CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2018 there were trades that were pending settlement resulting in a receivable from clearing organizations of $171,724 included in the Statement of Financial Condition under receivables from brokers and clearing organizations.

NOTE 5 – ADVISOR LOANS

In order to assist advisors in setting up their respective businesses, the Company makes various loans to such individuals. These loans are generally forgivable over a five year period and forgiveness is based upon the achievement of specific production levels. In some cases, loans are non-forgivable and are subject to an amortization schedule, with monthly payments of principal and interest required.

NOTE 5 – ADVISOR LOANS (CONTINUED)

As of December 31, 2018 the balances of advisor loans owed to the Company were $59,830,793 and are included in the employees and registered representative receivables in the Statement of Financial Condition. At December 31, 2018 $42,860,863 (72%) of the outstanding amount was forgivable.

NOTE 6 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31, 2018:

Computers, furniture and fixtures	$ 3,534,303
Software	47,000,438
Leasehold improvements	9,117,360
	59,652,101
Less: accumulated depreciation	(47,104,224)
	$ 12,547,877

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTIES

The lenders, consisting of Gratitude's principal shareholders, have, under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by FINRA and are thus available for computing net capital under the SEC's uniform net capital rule.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2018, $24,000,000 was loaned to the Company under subordinated loan agreements. At December 31, 2018 subordinated loans totaled $130,155,000.

The Company has subordinated borrowings maturing as follows:

2019	$ -
2020	106,155,000
2021	24,000,000
Total	$ 130,155,000

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTIES (CONTINUED)

The interest rate on all subordinated debt is at the prime lending rate, plus an additional three percent and was 8.50% as of December 31, 2018. For the year ended December 31, 2018 the interest rate ranged from 7.5% to 8.5%. Subordinated loan interest is payable monthly. All subordinated notes issued have a minimum interest rate of 6%.

NOTE 8 – INCOME TAXES

The Company recorded a provision for state income taxes, based on taxable income generated by the Company, as well as a deferred benefit for state taxes as a result of a deferred tax asset that is generated from the tax effect of temporary differences primarily resulting from accruals, depreciation, and amortization. Components of the deferred tax assets at December 31, 2018 are as follows:

	2018
Depreciation and amortization	$ 68,629
Accruals	3,087,286
Other	(187,794)
	$ 2,968,121

NOTE 9 -EQUITY OPTION PLANS

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Original Plan") designed to encourage employees to continue employment with the Company.

In connection with the 2017 Reorganization, a new Non-Qualified Stock Option Plan (the "Amended Plan) was established for CFN Holding. The Amended Plan assumed the Original Plan with all of the same terms and no modifications to existing awards.

In connection with the 2018 Reorganization, CFN Holding created the CFN Holding Company, LLC 2018 Equity Option Plan (the "Plan"), a non-qualified membership interest option plan. As of November 2, 2018, all options to acquire the authorized but unissued shares of common stock of CFN Holding were converted into options to acquire interests of members' equity of CFN Holding having the same terms as the original option.

NOTE 9 -EQUITY OPTION PLANS (CONTINUED)

The underlying valuation methodology of existing and future options did not change as a result of the conversion to the Plan. The Plan permits the Board of Managers of CFN Holding to grant options of CFN Holding interests to employees of CFN Holding and its subsidiaries, including the Company, up to an aggregate of 999,760 options. Substantially all current and existing options issued and outstanding are to employees of the Company. CFN Holding has the right, but not the obligation, to repurchase any interests purchased by an option holder on exercise of an option. Options granted under all Plans generally vest over a period of up to five years and expire either 10 or 25 years from the grant date.

At December 31, 2018 there were 752,417 options exercisable and 950,126 options outstanding, respectively. For options outstanding at December 31, 2018 the weighted average exercise price of options outstanding was $123.40 and the weighted average remaining contractual term was 18.83 years.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE

The Company leases office space in Waltham, Massachusetts, San Diego, California and Marlborough, Massachusetts with expiration dates in 2025, 2021, and 2020, respectively.

In February 2018, the Company began to lease additional space in Waltham, Massachusetts and extended the lease term through 2025.

As part of the lessor's requirement for leasing this additional office space in Waltham, the Company has set aside funds totaling approximately $2,700,000, which is included in restricted cash and cash equivalents on the Statement of Financial Condition. Additionally, the Company subleases part of their Waltham and San Diego offices and the rental receipts reduce the Company's overall rental costs. The Company has entered into various operating leases for office equipment and furniture.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Future minimum lease payments under operating leases are as follows:

	Facilities	Equipment and Furniture
2019	5,471,976	41,651
2020	5,741,162	33,343
2021	5,357,546	33,343
2022	4,778,872	--
2023	4,825,723	--
Thereafter	9,218,627	--
Total	$ 35,393,906	$ 108,337

CAPITAL LEASE

The Company acquired computer equipment under a capital lease in April 2016. The cost of the computer equipment at December 31, 2018 is included in the Statement of Financial Condition as property and equipment, in the amount of $9,328,710 net of accumulated depreciation in the amount of $4,669,464. The final payment due under the capital lease was made during the year ended December 31, 2018.

LITIGATION AND CLAIMS

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At December 31, 2018 the Company was the co-defendant in several lawsuits. Management believes, based on current available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's financial condition. The Company has Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned claims. There were no expenses for legal costs and potential settlements accrued for the year ended December 31, 2018.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

DEFERRED COMPENSATION

The Company has entered into agreements (the "Agreements") with nine employees (the "Employees") that provide for the payment of deferred compensation upon termination of employment, subject to five-year vesting schedules. Following termination of employment, each of the Employees will be entitled to receive cash payments that in total equal the value of his or her vested deferred compensation as determined under terms of the Agreements. The Company began recording accrued deferred compensation expense in 2006 in accordance with the vesting schedules.

NOTE 11 – RELATED PARTY TRANSACTIONS

During the course of the year, the Company advances to and borrows from related parties to facilitate short-term cash flow requirements. In addition, the Company has relationships with certain related parties under which the Company provides services to a related party or incurs expenses for services received from a related party.

CES Insurance Agency, LLC ("CESI") is an entity wholly-owned by CFN Holding that assists the Company's independent advisors in the selling of insurance-based products. The Company provides ongoing operational and marketing services to CESI at prevailing market rates.

At December 31, 2018 the balance due from CESI to the Company was $8,966.

Advisor360°, LLC, ("A360°") is a Delaware limited liability company in which Gratitude has an ownership interest of approximately 85%. This company was formed on August 27, 2018 to facilitate the commercialization of the advisor-facing software-as-a-service technology platform developed by the Company. During 2018, the Company paid certain invoices to third parties on behalf of A360°. At December 31, 2018, the balance due from A360° to the Company, arising from the payment of A360° invoices by the Company totaled $6,293,261, included in other current assets in the Statement of Financial Condition.

NOTE 12 – CONCENTRATIONS

For the year ended December 31, 2018, commissions receivable from the Company's clearing firm, National Financial Services, LLC, was $26,524,545 or 87% of all receivables from brokers and clearing organizations.

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $77,671,173 which was sufficient to meet the required net capital of $8,138,709. The Company's net capital ratio for December 31, 2018 was 1.58 to 1.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company introduces all customer transactions in securities traded to another firm on a fully disclosed basis. The agreements between the Company and its clearing firms provide that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties can be directly impacted by volatile trading markets which may impair the ability of the customer or counterparty to satisfy their obligations to the Company.

In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers and counterparties to maintain collateral in compliance with regulatory requirements, guidelines of the Company's clearing firms and industry standards.